Exhibit 99.77(c)

ITEM 77C - Matters submitted to a vote of security holders

1.	An annual meeting of shareholders of Voya Natural Resources Equity Income Fund was held on July 7, 2016 to: 1) elect 4 nominees to the Board of Trustees of Voya Natural Resources Equity Income Fund.

	Proposal	Shares Voted For	Shares Voted Against or Withheld	Shares Abstained	Broker non-vote	Total Shares Voted
John V. Boyer	1	18,937,435.368	869,825.000	0.000	0.000	19,807,260.368
Patricia W. Chadwick	1	18,905,929.368	901,331.000	0.000	0.000	19,807,260.368
Sheryl K. Pressler	1	18,938,236.368	869,024.000	0.000	0.000	19,807,260.368
Christopher P. Sullivan	1	18,986,194.368	821,066.000	0.000	0.000	19,807,260.368

Proposal passed.